For Immediate Release                     CONTACT: Timothy J. Reid
                                                   (785)-295-6695


PAYLESS SHOESOURCE, INC. ANNOUNCES EXTENSION OF TENDER OFFER
PERIOD TO 11:59 P.M. NEW YORK CITY TIME ON APRIL 10, 2000

TOPEKA, Kan., April 10, 2000 -- Payless ShoeSource, Inc. (NYSE: PSS) today announced that it is extending the tender offer period for its self tender offer from 5:00 P.M., New York City time, on April 10, 2000, until 11:59 P.M., New York City time, on April 10, 2000. Accordingly, the tender offer, proration period and withdrawal rights will expire at 11:59 P.M., New York City time, on April 10, 2000, unless Payless extends the tender offer further. Payless commenced the tender offer on March 13, 2000, when it offered to purchase up to 7,547,170 shares of its common stock at a price between $48.00 and $53.00 per share net to the seller in cash, without interest.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company's common stock. The solicitation of offers to buy the company's common stock is only being made pursuant to the tender offer documents, including the offer to purchase and the related letter of transmittal, which were previously filed with the Securities and Exchange Commission. Shareowners should read those materials carefully prior to making any decisions with respect to the tender offer because they contain important information, including the various terms and conditions of the offer. Copies of the offer to purchase, the related letter of transmittal and other tender offer documents can be obtained for free by calling the Information Agent, D.F. King & Co., Inc. at 800-848-3416. Shareowners also can obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov.

Payless ShoeSource, Inc. is North America's largest family footwear retailer. The company operates 4,471 Payless ShoeSource stores offering quality family footwear at affordable prices. In addition, customers can buy shoes over the Internet through Payless.com(SM), at www.payless.com. Payless also operates 221 Parade stores featuring fashionable mid-priced women's footwear.